UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June 2013

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:	☐	No:	☒
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: June 6, 2013

News Release
Contact:

Sharlene Myers Sierra Wireless Phone: +1 (604) 232 1445 smyers@sierrawireless.com

Sierra Wireless introduces automotive-grade LTE embedded module for Verizon Wireless 4G LTE network
Designed to support automotive telematics and infotainment systems, the AirPrime® AR7550 delivers LTE speeds and the most advanced architecture for embedded wireless communications

Vancouver, Canada - June 6, 2013 - Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the global leader in M2M devices and cloud services, today introduced the Sierra Wireless AirPrime® AR7550 embedded wireless module, the first in the AirPrime AR7 series of automotive-grade modules for LTE networks. The AirPrime AR7550 features the next generation multicore architecture Sierra Wireless introduced earlier this year, which provides a dedicated application processor, an open-source application framework, and secure cloud services to simplify wireless integration and help reduce development cost. The AirPrime AR7550 is specifically developed for the Verizon Wireless 4G LTE network - the nation's largest 4G LTE network, available to more than 90 percent of the U.S. population.
“Consumers and automotive manufacturers have come to appreciate the benefits of connected cars, including improved safety and maintenance,” said John Sullivan, executive director of the M2M Platform Group for Verizon Enterprise Solutions. “The AirPrime automotive module for the Verizon LTE network provides a cost-effective solution that enables automotive OEMs to take advantage of the higher bandwidth, lower latency, and network longevity LTE offers to provide better real-time navigation, location-based services, and streaming media as well as other infotainment services.”
4G LTE for in-vehicle connectivity
There is growing demand for the integration of 4G LTE technology into vehicles. The higher bandwidth and lower latency of 4G LTE deliver high performance in-vehicle wireless connectivity, meaning systems used for infotainment, navigation, and location-based services work more quickly and with less lag time. In addition, passengers can use the wireless connection for in-vehicle entertainment such as watching movies or playing games.
On the leading edge of network technologies, Verizon's 4G LTE is a logical choice for the automotive industry, where lengthy product development cycles and the expected longevity of a vehicle mean that OEMs require networking technology that is built for the future.

Sierra Wireless is a proven leader in providing LTE modules for integration into devices, having first delivered 4G LTE embedded modules in early 2011, including the MC7750 LTE/EVDO module for the Verizon Wireless network. The AirPrime AR7550 is part of the third generation of Sierra Wireless modules for LTE networks.
Multicore capability offers an entire M2M ecosystem on a module
The AirPrime AR7 offers an advanced, cost-effective solution for telematics and other in-vehicle connectivity needs. It includes a dedicated application processor to reduce design complexity and an application framework with specific automotive libraries to speed up development time. Additionally, integrated cloud connectivity simplifies ongoing management and maintenance over the lifetime of the vehicle. By eliminating the need for separate components to be sourced and assembled, the AR7 provides OEMs with simple and scalable wireless integration at a lower cost.
Automotive-grade for reliable long-term performance
Based on years of experience in working with automotive customers, Sierra Wireless developed the AirPrime AR7 module to meet demanding automotive manufacturing standards. It is designed and tested to real-world automotive scenarios, with TS 16949 certification, automotive quality processes (PPAP, 8D, FA) and low ppm rates, tolerance for extreme operating environments, and an extended operating temperature range of -40 degrees Celsius to +85 degrees Celsius.
With over a decade of experience, award-winning expertise and more than five million automotive-grade wireless modules shipped, Sierra Wireless is a market leader in wireless technologies for the automotive market.
“The AirPrime AR7 series leverages our expertise in both building devices for LTE networks and in providing modules that meet the needs of automotive OEMs,” said Didier Dutronc, Senior Vice President, M2M Embedded Solutions for Sierra Wireless. “Combined with the power of the Verizon Wireless 4G LTE network, the AR7550 provides OEM customers with a simple, scalable way to build 4G into vehicles for both telematics and infotainment services.”
Availability
The Sierra Wireless AirPrime AR7550 module has achieved technical approval for operation on the Verizon Wireless network and samples are available to OEM customers now for testing and development purposes. Variants of the AirPrime AR7 module for LTE networks in other areas of the world are also sampling now.
For more information about the Sierra Wireless AirPrime AR7 embedded wireless module, please visit www.sierrawireless.com/NextGenModules or view a video about the new modules on the Sierra Wireless YouTube channel. To contact the Sierra Wireless Sales Desk, call +1 (604) 232-1488 or visit http://www.sierrawireless.com/sales.
Note to editors:
To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.
About Verizon Wireless
Verizon Wireless operates the nation's largest 4G LTE network and largest, most reliable 3G network. The company serves 98.9 million retail customers, including 93.2 million retail postpaid customers.  Headquartered in Basking Ridge, N.J., with more than 73,000 employees nationwide, Verizon Wireless is a joint venture of Verizon Communications (NYSE, NASDAQ: VZ) and Vodafone (LSE, NASDAQ: VOD).

For more information, visit www.verizonwireless.com.  For the latest news and updates about Verizon Wireless, visit our News Center at http://news.verizonwireless.com or follow us on Twitter at http://twitter.com/VZWNews.
About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry's most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 850 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.
“AirPrime” and “AirVantage” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.
Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.